April 11, 2019

Richard J. Daly
Chief Executive Officer
BROADRIDGE FINANCIAL SOLUTIONS, INC.
5 Dakota Drive
Lake Success, NY 11042

       Re: BROADRIDGE FINANCIAL SOLUTIONS, INC.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed August 7, 2018
           File No. 001-33220

Dear Mr. Daly:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2018, Filed August 7, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures, page
40

1.    We note that your Non-GAAP measures for Adjusted Operating income
(Non-GAAP),
      Adjusted Operating income margin (Non-GAAP), Adjusted Net earnings (Non-GAAP)
      and Adjusted earnings per share (Non-GAAP) include an adjustment to eliminate the portion of your amortization expense related to acquired intangibles and purchased intellectual property. Please tell us in detail why you present this adjustment in your Non-
      GAAP measures and how you considered the guidance in Question 100.04 of the April 4,
      2018 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures
      available on our website at
      https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Adjusting for a
      portion of your GAAP amortization and depreciation expense appears to create an
 Richard J. Daly
BROADRIDGE FINANCIAL SOLUTIONS, INC.
April 11, 2019
Page 2
       individually tailored recognition and measurement method for amortization and the related acquired intangible assets and intellectual property. We may have further comment after reviewing your response.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or
Jennifer
Thompson, Accounting Branch Chief at (202) 551-3737 with any questions.



                                                          Sincerely,
FirstName LastNameRichard J. Daly
                                                           Division of
Corporation Finance
Comapany NameBROADRIDGE FINANCIAL SOLUTIONS, INC.
                                                           Office of Consumer
Products
April 11, 2019 Page 2
cc:       Maria Allen, SVP, Associate General Counsel and Corporate Secretary
FirstName LastName